Principal Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel

April 24, 2018
Via EDGAR
Ms. Jeff Long
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:	Principal Funds, Inc.
File Numbers 033-59474 and 811-07572

Dear Mr. Long,
This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”), which were communicated via telephone on April 5, 2018.

Comment 1. Pursuant to 17 CFR 210.12-12 of Regulation S-X, with respect to funds that invest in money market funds, please include the rate earned on such investments in future financial statements.

Response. The Registrant will make the requested revision going forward.

Comment 2. Core Plus Bond Fund, along with other funds, disclose investment in a Fannie Mae security paying at a rate of 1-month LIBOR plus 6%, however the financials note a rate of just over 4%. Please explain the discrepancy.

Response. Such securities are inverse floating rate bonds which pay interest rates that vary inversely to changes in the market interest rates. The Registrant will disclose the inverse rate going forward.

Comment 3. The Staff notes, based on a review of the schedule of investments, that the following funds have greater than 25% investment in a particular sector: Equity Income - 30% in the financial sector; LargeCap Growth Fund I - 27% in the consumer non-cyclical sector; MidCap Fund - 30% in the financial sector; MidCap Growth Fund - 27% in the consumer non-cyclical sector; MidCap Value Fund I - 26% in the financial sector; MidCap Value Fund III - 29% in the financial sector; SmallCap Value Fund II - 31% in the financial sector. With respect to each such fund, please consider adding principal strategy and risk disclosures related to the concentration of investments in such sectors.

Response. The Registrant declines to make such changes with respect to the aforementioned funds. The Schedule of Investments discloses the percentage each fund’s assets in a particular sector; however, for purposes of these disclosures, a sector is construed more broadly than industry. One particular sector may contain several industries, which may not all respond to economic, market, political or social events in the same way.

Comment 4. The Staff notes that the Finisterre Unconstrained Emerging Markets Bond Fund is classified as a non-diversified fund pursuant to its registration statement, however it appears to be operating as a diversified fund based on a review of the Schedule of Investments. Please note the Staff’s position that a fund registered as non-diversified automatically changes its status to diversified if it operates as a diversified fund for more than three years.

Response. Acknowledged. The Fund is monitored for such purpose.

Please call me at 515-235-9328 if you have any questions.

Very truly yours,

/s/ Adam U. Shaikh

Adam U. Shaikh
Assistant Counsel
Principal Funds, Inc.